SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐  No       ☒

Announcement  |  Lisbon  |  24 December 2012

Qualified holding

Portugal Telecom, SGPS S.A. (“PT”) informs that Brandes Investment Partners, L.P. (“Brandes”) now holds less than 2% of the voting rights corresponding to the share capital of PT.

As informed by Brandes, on 20 December 2012, Brandes’ clients owned 14,847,112 PT ordinary shares and 3,051,214 PT American Depositary Receipts (representing 3,051,214 PT ordinary shares), which, in total, represent approximately 1.99% of the voting rights corresponding to the share capital of PT (the “Shares”).

Brandes further informed that such holding is attributed to Brandes as this entity is authorised to exercise the voting rights corresponding to the PT shares it has acquired on behalf of its investment management clients.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following information received from Brandes, with registered office at 11988 El Camino Real, Suite 500, P.O. Box 919048, San Diego, CA 92191-9048, USA.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Sociedade aberta Capital social 26.895.375 euros Número de Matrícula na Conservatória do Registo Comercial de Lisboa e de Pessoa Coletiva 503 215 058

A Portugal Telecom está cotada

na Euronext e na New York Stock Exchange. Encontra-se disponível informação sobre a Empresa na Reuters através dos códigos PTC.LS e PT e na Bloomberg através do código PTC PL

Nuno Vieira Diretor de Relação com Investidores nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.